(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 Form 12b-25 Commission File Number 0-25721 NOTIFICATION OF LATE FILING

For Period Ended: September 25, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

Part I. Registrant Information

BUCA, Inc.

Full name of registrant

Former name if applicable

1300 Nicollet Mall, Suite 5003

Address of principal executive office (Street and number)

Minneapolis, Minnesota 55403

City, State and Zip Code

Part II. Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteen calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In connection with the preparation of the interim financial statements of BUCA, Inc. (the “Company”) for the period ended September 25, 2005, the Company determined that errors had occurred in the interim financial statements included in the Company’s previously filed Reports on Form 10-Q for the periods ended March 27, 2005 and June 26, 2005. The errors were in the application of generally accepted accounting principals related to non-cash entries regarding the depreciation of fixed assets, accounting for interest expense and other items. As a result of this determination, the Company’s Board of Directors and Audit Committee concluded on November 4, 2005 that it will restate its previously filed financial statements for the fiscal periods ended March 27, 2005 and June 26, 2005 to correct for these errors. The financial statements for the affected periods should no longer be relied upon. The Company expects these restatements to reduce its reported net loss for the fiscal quarter ended March 27, 2005 and to have a minimal impact on the reported net loss for the fiscal quarter ended June 26, 2005. The Company does not expect that these restatements will have a material impact on its third quarter results. The Company has discussed these matters with its independent registered public accounting firm, Deloitte & Touche, LLP.

As a result of the restatements, the Company will be unable to file its Form 10-Q for the period ended September 25, 2005 within the prescribed period without unreasonable effort or expense.

Part IV. Other Information

(1)	Name and telephone number of person to contact in regard to this notification

Wallace B. Doolin (Name)	(612) (Area Code)	225-3400 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BUCA, Inc.

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 7, 2005	By	/s/ Wallace B. Doolin
Wallace B. Doolin
Chairman, President and Chief Executive Officer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).